SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission File number      1-448

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Mestek, Inc. Savings and Retirement Plan

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Mestek, Inc.

260 North Elm Street

Westfield, Massachusetts 01085

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 1, 2006                                                                  /s/: Stephen M. Shea

Stephen M. Shea
Senior Vice President-Finance

Mestek, Inc. Savings and Retirement Plan

Financial Statements

and

Supplemental Schedule

Years Ended December 31, 2005 and 2004

MESTEK, INC. SAVINGS AND RETIREMENT PLAN

FINANCIAL STATEMENTS

AND

SUPPLEMENTAL SCHEDULE

Years Ended December 31, 2005 and 2004

MESTEK, INC. SAVINGS AND RETIREMENT PLAN

FINANCIAL STATEMENTS

AND

SUPPLEMENTAL SCHEDULE

Years Ended December 31, 2005 and 2004

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statement of Net Assets Available for Plan Benefits – December 31, 2005	2

Statement of Net Assets Available for Plan Benefits – December 31, 2004	3

Statements of Changes in Net Assets Available for Plan Benefits –

Year Ended December 31, 2005	4

Year Ended December 31, 2004	5

Notes to Financial Statements	6-12

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2005	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

Mestek, Inc. Savings and Retirement Plan

Westfield, Massachusetts

We have audited the accompanying statements of net assets available for plan benefits of Mestek, Inc. Savings and Retirement Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for plan benefits of Mestek, Inc. Savings and Retirement Plan as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2005 is presented for additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

VITALE, CATURANO & COMPANY, LTD.

August 29, 2006

Boston, Massachusetts

MESTEK, INC. SAVINGS AND RETIREMENT PLAN

Statement of Net Assets Available for Plan Benefits

December 31, 2005

	2005
	Participant Directed	Non- Participant Directed	Total

ASSETS
Investments:
Mestek 401(k) Account:
Investments, at fair value, at quoted market prices:
Mestek, Inc. common stock	$120,207	$ ---	$120,207
Omega Flex, Inc. common stock	129,118		129,118
Registered investment companies:
American Century Investment Large Company Value Fund	5,870,565	---	5,870,565
American Century Investment Equity Index Fund	4,744,702	---	4,744,702
American Century Investment Small Cap Value Fund	5,105,218	---	5,105,218
Columbia Acorn Fund	4,394,457	---	4,394,457
Barclays Global Investors Lifepath 2020 Fund	2,665,092	---	2,665,092
PIMCO Total Return Fund	2,870,045	---	2,870,045
The Growth Fund of America, Inc.	3,379,985	---	3,379,985
Templeton Foreign Fund	2,750,183	---	2,750,183
Barclays Global Investors Lifepath 2010 Fund	630,877	---	630,877
Barclays Global Investors Lifepath 2030 Fund	259,582	---	259,582
Barclays Global Investors Lifepath Retirement Fund	73,300	---	73,300
Barclays Global Investors Lifepath 2040 Fund	145,244	---	145,244
Investments, at estimated fair value:
Common/collective trust fund
American Century Stable Asset Fund	25,135,286	---	25,135,286
Participant loans	2,167,205	---	2,167,205

Mestek Profit Sharing Account:
Investments, at fair value:
Registered investment companies:
American Century Investments Large Company Value Fund	---	4,414,118	4,414,118
PIMCO Total Return Fund	---	2,093,900	2,093,900
American Century Investments Small Cap Value Fund	---	3,826,729	3,826,729
American Century Investments Equity Index Fund	---	3,343,010	3,343,010
The Growth Fund of America, Inc.	---	2,290,826	2,290,826
Templeton Foreign Fund	---	871,507	871,507
Investments, at estimated fair value:
Common/collective trust fund:
American Century Stable Asset Fund	---	5,048,271	5,048,271
Participant loans	---	206,213	206,213
Total investments	60,441,066	22,094,574	82,535,640

Receivables
Participants’ contributions	77,482	---	77,482
Employer’s contributions	18,973	1,794,362	1,813,335
Total receivables	96,455	1,794,362	1,890,817

Net assets available for plan benefits	$60,537,521	$23,888,936	$84,426,457

The accompanying notes are an integral part of these financial statements.

MESTEK, INC. SAVINGS AND RETIREMENT PLAN

Statement of Net Assets Available for Plan Benefits

December 31, 2004

	2004
	Participant Directed	Non- Participant Directed	Total

ASSETS
Investments:
Mestek 401(k) Account:
Investments, at fair value, at quoted market prices:
Mestek, Inc. common stock	$161,454	$ ---	$161,454
Registered investment companies:
American Century Investment Large Company Value Fund	5,736,122	---	5,736,122
American Century Investment Equity Index Fund	4,970,609	---	4,970,609
American Century Investment Small Cap Value Fund	4,293,814	---	4,293,814
Columbia Acorn Fund	3,344,282	---	3,344,282
Barclay Global Investors Lifepath 2020 Fund	3,061,292	---	3,061,292
PIMCO Total Return Fund	3,060,478	---	3,060,478
The Growth Fund of America, Inc.	2,757,843	---	2,757,843
Templeton Foreign Fund	2,280,014	---	2,280,014
Barclay Global Investors Lifepath 2010 Fund	732,972	---	732,972
Barclay Global Investors Lifepath 2030 Fund	151,815	---	151,815
Barclay Global Investors Lifepath Retirement Fund	77,625	---	77,625
Barclay Global Investors Lifepath 2040 Fund	68,296	---	68,296
Investments, at estimated fair value:
Common/collective trust fund
American Century Stable Asset Fund	25,740,005	---	25,740,005
Participant loans	1,731,010	---	1,731,010

Mestek Profit Sharing Account:
Investments, at fair value:
Registered investment companies:
American Century Investments Large Company Value Fund	---	4,071,071	4,071,071
PIMCO Total Return Fund	---	3,932,632	3,932,632
American Century Investments Small Cap Value Fund	---	3,803,100	3,803,100
American Century Investments Equity Index Fund	---	2,684,525	2,684,525
The Growth Fund of America, Inc.	---	2,082,538	2,082,538
Investments, at estimated fair value:
Common/collective trust fund:
American Century Stable Asset Fund	---	4,106,802	4,106,802
Participant loans	---	394,088	394,088
Total investments	58,167,631	21,074,756	79,242,387

Receivables
Participants’ contributions	69,178	---	69,178
Employer’s contributions	10,603	1,948,806	1,959,409
Total receivables	79,781	1,948,806	2,028,587

Total assets	58,247,412	23,023,562	81,270,974

LIABILITIES
Excess participant contributions payable	36,535	---	36,535

Total liabilities	36,535	---	36,535

Net assets available for plan benefits	$58,210,877	$23,023,562	$81,234,439

The accompanying notes are an integral part of these financial statements.

MESTEK, INC. SAVINGS AND RETIREMENT PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year Ended December 31, 2005

	Participant Directed	Non- Participant Directed	Total

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of registered investment companies	$2,551,762	$962,681	$3,514,443
Net appreciation in fair value of common stocks	122,238	---	122,238
Interest and dividend income	725,323	191,976	917,299
Interest income on participant loans	110,834	26,068	136,902
	3,510,157	1,180,725	4,690,882

Contributions:
Participants	3,954,491	---	3,954,491
Employer	636,733	1,794,362	2,431,095
Rollover	182,370	---	182,370
	4,773,594	1,794,362	6,567,956

Total additions	8,283,751	2,975,087	11,258,838

Deductions from net assets attributed to:
Benefits paid to participants	4,153,578	1,266,958	5,420,536
Life insurance premiums paid on behalf of participants	19,390	---	19,390
Administrative expenses	8,084	7,260	15,344

Total deductions	4,181,052	1,274,218	5,455,270

Net increase prior to transfers between other qualified plans	4,102,699	1,700,869	5,803,568

De-conversion of Omega Flex, Inc. 401(k) Profit Sharing Plan	(2,117,782)	(835,495)	(2,953,277)
Transfer from Mestek, Inc. Retirement Savings Plan	350,725	---	350,725
Transfer to Mestek, Inc. Retirement Savings Plan	(8,998)	---	(8,998)

Net increase	2,326,644	865,374	3,192,018

Net assets available for plan benefits:
Beginning of year	58,210,877	23,023,562	81,234,439

End of year	$60,537,521	$23,888,936	$84,426,457

The accompanying notes are an integral part of these financial statements.

MESTEK, INC. SAVINGS AND RETIREMENT PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year Ended December 31, 2004

	Participant Directed	Non- Participant Directed	Total

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of registered investment companies	$3,578,991	$809,505	$4,388,496
Net depreciation in fair value of common stock	(9,921)	---	(9,921)
Net appreciation in fair value of pooled separate accounts	452,845	176,370	629,215
Interest and dividend income	855,190	268,107	1,123,297
Interest income on participant loans	102,427	24,332	126,759
	4,979,532	1,278,314	6,257,846

Contributions:
Participants	4,055,219	---	4,055,219
Employer	646,474	1,948,806	2,595,280
Rollover	139,305	---	139,305
	4,840,998	1,948,806	6,789,804

Total additions	9,820,530	3,227,120	13,047,650

Deductions from net assets attributed to:
Benefits paid to participants	4,425,651	1,028,437	5,454,088
Life insurance premiums paid on behalf of participants	19,415	---	19,415
Administrative expenses	10,869	2,837	13,706

Total deductions	4,455,935	1,031,274	5,487,209

Net increase prior to transfers between other qualified plans	5,364,595	2,195,846	7,560,441

Merger in from Boyertown Foundry Company
Savings & Retirement Plan	422,648	135,123	557,771
Transfer from Mestek, Inc. Retirement Savings Plan	10,039	---	10,039
Transfer to Mestek, Inc. Retirement Savings Plan	(38,459)	---	(38,459)

Net increase	5,758,823	2,330,969	8,089,792

Net assets available for plan benefits:
Beginning of year	52,452,054	20,692,593	73,144,647

End of year	$58,210,877	$23,023,562	$81,234,439

The accompanying notes are an integral part of these financial statements.

MESTEK, INC. SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

Years Ended December 31, 2005 and 2004

1.	DESCRIPTION OF PLAN

The following description of the Mestek, Inc. Savings and Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan was established as of November 15, 1951. The Plan is subject to the provisions of the Internal Revenue Code (the “Code”) and the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is a defined contribution profit sharing plan established for the benefit of the employees of Mestek, Inc. and certain of its affiliates (“the Company”). The Plan has two components, a “profit sharing account” and a “401(k) account”. The Plan covers eligible salaried and hourly employees not covered by a collective bargaining agreement, who choose to participate, and who have completed at least one year of service. From time to time, participants may change employment status between union and non-union. In these situations, participant balances may transfer between the Plan and the Mestek, Inc. Retirement Savings Plan, a plan for union participants sponsored by the Company.

During 2004, the Boyertown Foundry Company (“Boyertown”) Savings & Retirement Plan merged with the Plan and participants from Boyertown began participating in the Plan.

During 2005, Omega Flex, Inc. established the Omega Flex, Inc. 401(k) Profit Sharing Plan (the “Omega Flex Plan”) for its employees. Omega Flex, Inc. became a separate public company on July 29, 2005. Participant account balances held in this Plan for Omega Flex, Inc. employees were transferred to the Omega Flex Plan in December 2005.

Company Stock

In 1999, the Plan Administrator amended the Plan, allowing Mestek, Inc. “Company Stock” to be included as an investment option. The term “Company Stock” includes shares of Mestek, Inc. common stock and other equity securities issued by the employer that qualify as a “qualifying equity security” as defined by ERISA. Assets of the Plan may be invested in “Company Stock” subject to certain limitations posed by ERISA or other regulatory agencies, such as the Securities and Exchange Commission.

On August 1, 2005, the Company distributed to its shareholders all of the common stock that the Company owned in Omega Flex, Inc. Any Plan participant who had shares of the Company’s common stock included in their personal participant account was provided one share of Omega Flex, Inc. common stock for each share of the Company’s common stock held.

MESTEK, INC. SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

Years Ended December 31, 2005 and 2004

1.	DESCRIPTION OF PLAN...continued

Participant Contributions

Participants may elect to have up to fifty percent of their eligible compensation, as defined (Plan compensation), withheld and contributed to the Plan up to the maximum allowed by the Code. The amounts withheld from compensation reduce the amount of income reportable for income tax purposes. Participant contributions are maintained in the “401(k) account”.

Participants may elect to make nondeductible voluntary contributions up to an additional ten percent of their Plan compensation each year, subject to certain limitations. Eligible participants who have attained age 50 before the close of the calendar year may also make so-called “catch-up” contributions up to the dollar amount of the catch-up permitted for the year by the Code.

Employer Contributions

The Company contributes $0.25 for each $1.00 deferred by participants and deposited to the Plan. This matching contribution is applied only to the first 6% of Plan compensation, deferred by participants, and, in total, the Company contribution will not exceed 1.5% of an employee’s Plan compensation. The Company does not match any amounts relating to post-tax voluntary contributions. Matching contributions are funded on a current basis. Matching contributions are maintained in the 401(k) account.

On an annual basis, the Company determines whether to make a Profit Sharing contribution for certain divisions of the Company and how much to contribute. Currently, the Company contributes 3% of an employee’s Plan compensation and an additional 3% on Plan compensation exceeding the annual FICA wage base for eligible, active employees employed on the last day of the year by divisions of the Company receiving a Profit Sharing contribution. Employer contributions are maintained in the “Profit Sharing Account”.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, their share of the Company’s contributions and allocations of plan earnings and any administrative expenses, if applicable. Plan earnings are allocated based on the underlying investments in a participant’s account. Administrative expenses charged for loan transactions reduce the account balances of the participants initiating the transactions.

                                                                                                                                                                         Page 8

MESTEK, INC. SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

Years Ended December 31, 2005 and 2004

1.	DESCRIPTION OF PLAN...continued

Forfeitures

Forfeitures are held in an interest bearing holding account by the custodian. Forfeitures in the 401(k) account on Company matching contributions are applied first to reduce any expenses related to the administration of the Plan and then to reduce Company matching contributions. Unallocated forfeitures of $257,401 and $402,789 were available as of December 31, 2005 and 2004, respectively. No forfeitures were utilized to pay Plan expenses or reduce Company contributions during 2004 or 2005.

Forfeitures in the Profit Sharing account are reallocated among Participants in the ratio that the Plan compensation of each Participant bears to the total Plan compensation of all Participants. Forfeitures of $146,590 and $96,100 were generated in 2005 and 2004, respectively. During 2005, forfeitures totaling $274,945 were allocated to participant accounts.

Vesting

Participants are immediately vested in their own contributions plus actual earnings thereon. Vesting in the Company matching contribution portion of an individual participant’s 401(k) account is based on the following schedule:

	Contributions	Contributions
	Made Prior to	Made After
Years of Service	October 1, 2001	October 1, 2001

Less than 2	0%	0%
2	0%	20%
3	20%	40%
4	40%	60%
5	60%	80%
6	80%	100%
7 or more	100%	100%

Vesting in the Profit Sharing portion of the plan also follows the seven-year schedule above.

Participant Loans

Participants are eligible to borrow up to 50% of their vested balance to a maximum of $50,000. Loans bear interest at 1% above prime market rates (4.75% - 10.5% at December 31, 2005) and are repayable over a period not to exceed five years. No more than two outstanding loans may be taken by a participant at any time.

                                                                                                                                                                         Page 9

MESTEK, INC. SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

Years Ended December 31, 2005 and 2004

1.	DESCRIPTION OF PLAN...continued

Investments

Within the Profit Sharing account, assets are invested at the discretion of the Retirement Committee in the Mestek Profit Sharing Fund. The Mestek Profit Sharing Fund is invested in a mix of registered investment companies and a common/collective trust fund.

Within the 401(k) account, upon enrollment in the Plan, participants may direct contributions to any combination of fund options selected by the Company’s Retirement Committee and maintained by JP Morgan Chase Bank. All funds are invested in separate participant accounts and do not guarantee principal or rate of return. Plan participants may change their investment election at any time through JP Morgan Chase Bank’s internet or phone portals.

Withdrawals

Participants are allowed to withdraw certain portions of their account, as defined by the Plan, upon retirement, termination of employment, death, disability or determination of financial hardship.

Payment of Benefits

Upon death, disability, or termination of service, a participant (or participant’s beneficiary in the event of death) with $5,000 or more in vested benefits may elect to (i) receive a lump-sum distribution equal to the participant’s vested account balance, (ii) receive a deferred annuity or (iii) to have assets remain in the Plan.

A participant with less than $5,000 in vested benefits receives a lump-sum cash payment. Additional options are available under the Plan upon retirement.

The normal retirement date for a participant is the first day of the month following the participant’s 65th birthday. Participants are allowed to defer their retirement date past the normal retirement date and contributions may continue until the participant retires.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan:

Investment Valuation and Income Recognition

Registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The common/collective trust fund is valued at estimated fair value as presented by the unit value, which is based on the underlying investments of the fund.

                                                                                                                                                                         Page 10

MESTEK, INC. SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

Years Ended December 31, 2005 and 2004

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES...continued

Investment Valuation and Income Recognition...continued

Pooled separate accounts are valued at estimated fair value based on the net unit values of units held by the Plan at year end. The investment contract is valued at contract value (see Note 5), which approximates fair value. The Mestek, Inc. common stock and Omega Flex, Inc. common stock are valued at fair value based on quoted market prices. Participant loans are valued at estimated fair value on the basis of their expected future loan payments.

Interest income is recorded when earned. Dividends are recorded on the ex-dividend date. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses assessed by JP Morgan Chase Bank to the Plan consist primarily of fees charged for loan transactions. The Company has elected to pay substantially all other administrative costs.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reportable amounts of assets and liabilities and charges therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3.	INCOME TAX STATUS

The Plan has received a favorable determination letter dated January 13, 2005 from the Internal Revenue Service. The Plan has not been amended since receiving the determination letter. The plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the Code. Therefore, the plan administrator believes that the Plan is qualified and the related trust is tax-exempt.

                                                                                                                                                                          Page 11

MESTEK, INC. SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

Years Ended December 31, 2005 and 2004

4.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5.	INVESTMENT CONTRACT WITH INSURANCE COMPANY

For the period January 1, 2004 through January 13, 2004, the Plan had a Group Annuity investment contract with MassMutual. MassMutual maintained the contributions in pooled separate accounts, and in a guaranteed investment contract. The guaranteed investment contract was fully benefit responsive. The guaranteed investment contract was credited with a guaranteed interest rate of 4.65% (which approximates the average yield) during 2004. The contract was liquidated on January 14, 2004 and the proceeds were invested in the American Century Stable Asset Fund.

Interest rates on the contract were reset semi-annually. The contract was charged for Plan withdrawals and administrative expenses by MassMutual. There were no reserves against contract value for credit risk of the contract issuer or otherwise.

6.	CHANGE IN PLAN SERVICE PROVIDER

The Plan effected a change in Custodian, Investment Adviser and Recordkeeper effective January 1, 2004 from MassMutual to JP Morgan Chase Bank Retirement Plan Services. All funds were transferred on January 13 and 14, 2004, to a combination of fund options maintained by JP Morgan Chase Bank Retirement Plan Services. A blackout period existed from December 9, 2003 until February 9, 2004 to facilitate the transfer of funds.

7.	PARTY-IN-INTEREST TRANSACTIONS

The Plan invests directly in Mestek, Inc. common stock and Omega Flex, Inc. common stock. During 2005, all shareholders of Mestek, Inc. received one share of Omega Flex, Inc. stock in a so-called "spin-off" transaction. During the years ended December 31, 2005 and 2004, the Plan purchased shares of Company stock in the amount of $64,585 and $63,408, respectively, and sold shares of Company stock in the amount of $65,478 and $144,577, respectively. These transactions qualify as party-in-interest transactions. The total value of the Plan’s interest in the Mestek, Inc. common stock was $120,207 and $161,454 at December 31, 2005 and 2004, respectively.

                                                                                                                                                                          Page 12

MESTEK, INC. SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

Years Ended December 31, 2005 and 2004

7.	PARTY-IN-INTEREST TRANSACTIONS...continued

Participant loans also qualify as party-in-interest transactions. Pooled separate accounts and the guaranteed investment contract were managed by affiliates of MassMutual, custodian of the Plan from January 1, 2004 to January 14, 2004, and also qualify as party-in-interest transactions.

8.	EXCESS PARTICIPANT CONTRIBUTIONS PAYABLE

The Plan failed certain IRS non-discrimination tests for the year ended December 31, 2004. Excess contributions amounting to $36,535 are recorded as a liability in the respective accompanying statements of net assets available for benefits and as a reduction of participant-directed contributions for the year ended December 31, 2004. The Plan refunded the 2004 excess contributions to affected participants during December 2005.

Management has not yet completed the non-discrimination testing for the year ended December 31, 2005. Management believes that any excess contributions that would be refundable to highly compensated participants are immaterial to the overall presentation of the financial statements. Management intends to complete whatever transactions are necessary in order to pass the applicable non-discrimination rules for 2005.

9.	ALLOCATION OF FORFEITURES IN THE PROFIT SHARING ACCOUNT

During 2006, the Company became aware of an administrative error whereby forfeitures in the profit sharing account in the Plan had not been allocated back to remaining participants for the 2005 Plan year in a timely manner as called for in the Plan agreement. Management has allocated forfeitures in the profit sharing account that were available up to December 31, 2004. Allocation of forfeitures available after December 31, 2004 awaits resolution, and management is presently working to execute this allocation.

10.	SUBSEQUENT EVENT

On August 29, 2006, the shareholders of Mestek, Inc. approved amendments to the Company's Articles of Incorportion resulting in a 1-for-2,000 reverse split of the Company's issued and outstanding shares of common stock, which will have the effect of cashing out those shareholders holding fewer than 2,000 shares at a price of $15.24 per share, followed by a 2,000-for-1 forward stock split to restore share balances for those who held 2,000 or more pre-split shares.

The purpose of the reverse split and cash payment in lieu of fractional share is to reduce the number of the Company's shareholders of record to below 300. This, in turn, will permit the Company to deregister its securities under the Securities Exchange Act of 1934, and terminate its obligations to file annual, quarterly and other current reports with the Securities and Exchange Commission. The Company intends to file for termination of such registration on Form 15 as soon as practicable.

SUPPLEMENTAL SCHEDULE

MESTEK, INC. SAVINGS AND RETIREMENT PLAN

Employer Identification Number 25-0661650

Plan Number 002

SCHEDULE H. LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2005
(a)	(b)	(c)					(d)	(e)
		Description of Investment
	Identity of Issue, Borrower, Lessor or Similar Party	Type of Investment	Maturity Date	Rate of Interest	Collateral	Par or Maturity Value	Cost	Current Value
	American Century Stable Asset Fund	Common/collective trust fund	n/a	n/a	n/a	n/a	$29,589,246 **	$30,183,557

	American Century Investments Large Company Value Fund	Registered investment company	n/a	n/a	n/a	n/a	9,330,505 **	$10,284,683
	American Century Investments Small Cap Value Fund	Registered investment company	n/a	n/a	n/a	n/a	8,570,861 **	8,931,947
	American Century Investments Equity Index Fund	Registered investment company	n/a	n/a	n/a	n/a	7,299,938 **	8,087,712
	PIMCO Total Return Fund	Registered investment company	n/a	n/a	n/a	n/a	4,799,190 **	4,963,945
	The Growth Fund of America, Inc.	Registered investment company	n/a	n/a	n/a	n/a	4,906,600 **	5,670,811
	Columbia Acorn Fund	Registered investment company	n/a	n/a	n/a	n/a	n/a	4,394,457
	Barclays Global Investors Lifepath 2020 Fund	Registered investment company	n/a	n/a	n/a	n/a	n/a	2,665,092
	Templeton Foreign Fund	Registered investment company	n/a	n/a	n/a	n/a	3,241,507 **	3,621,690
	Barclays Global Investors Lifepath 2010 Fund	Registered investment company	n/a	n/a	n/a	n/a	n/a	630,877
	Barclays Global Investors Lifepath 2030 Fund	Registered investment company	n/a	n/a	n/a	n/a	n/a	259,582
	Barclays Global Investors Lifepath Retirement Fund	Registered investment company	n/a	n/a	n/a	n/a	n/a	73,300
	Barclays Global Investors Lifepath 2040 Fund	Registered investment company	n/a	n/a	n/a	n/a	n/a	145,244
								49,729,340

*	Mestek, Inc common stock	Common stock	n/a	n/a	n/a	n/a	n/a	120,207

*	Omega Flex, Inc common stock	Common stock	n/a	n/a	n/a	n/a	n/a	129,118

*	Participant loans	Loans to participants	varies	4.75% - 10.5%	n/a	n/a	---	2,373,418

								$82,535,640

* Represents a party-in-interest to the Plan.

** Cost provided for both participant-directed and non-participant-directed portions of fund